As filed with the Securities and Exchange Commission on January 3, 2007

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Phoenix Footwear Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	15-0327010
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5840 El Camino Real, Suite 106

Carlsbad, CA 92008

(Address of Principal Executive Offices)

Phoenix Footwear Group, Inc.

Retirement Savings Partnership Plan

(Full Title of the Plan)

James R. Riedman

Chairman, President and Chief Executive Officer

Phoenix Footwear Group, Inc.

5840 El Camino Real, Suite 106

Carlsbad, CA 92008

(Name and Address of Agent for Service)

(760) 602-9688

(Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Gregory W. Gribben, Esq.

Woods Oviatt Gilman, LLP

700 Crossroads Building

Rochester, New York 14614

(585) 987-2800

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
$ 0.01 par value	243,595 Shares of Common Stock	$4.42	$1,076,689	$115.21

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (h) under the Securities Act of 1933, as amended. The price per share is estimated based on the average of the high and low trading prices for Phoenix Footwear Group, Inc.’s common stock as reported by the American Stock Exchange on December 26, 2006.

PART I

EXPLANATORY NOTE

This Registration Statement registers for reoffer and resale 243,595 shares of common stock of Phoenix Footwear Group, Inc. by certain shareholders who acquired such common stock pursuant to the Phoenix Footwear Group, Inc., Retirement Savings Partnership Plan. Prior to the filing of this Registration Statement, such shares held by the selling stockholders were deemed to be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended. These securities may be reoffered and resold on a continuous or delayed basis in the future under Rule 415 of the Securities Act.

The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a reoffer prospectus, prepared in accordance with the requirements of Part I of Form S-3, in accordance with General Instruction C of Form S-8. The reoffer prospectus may be utilized for reofferings and resales of up to 243,595 shares of common stock acquired by the selling stockholders prior to the date of this reoffer prospectus.

REOFFER PROSPECTUS

243,595 Shares of Common Stock

This prospectus relates to 243,595 shares of common stock, par value $0.01 per share, of Phoenix Footwear Group, Inc., that we allocated to certain of our employees under our Retirement Savings Partnership Plan, and which may be offered for resale from time to time by them and the 401(k) plan.

We will not receive any of the proceeds from the sale of the common stock. The selling stockholders will pay all of the expenses associated with the registration and this prospectus. The selling stockholders will pay the other costs, if any, associated with any sale of the common stock.

Our common stock is quoted on the American Stock Exchange under the symbol “PXG.” On December 26, 2006, the last reported sale price per share of our common stock, as quoted on the American Stock Exchange, was $4.45.

Investing in our shares involves a high degree of risk. See “ Risk Factors” beginning on page 3 for some of the factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 3, 2007.

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. If anyone provides you with different or inconsistent information you should not rely on it. Neither we nor the selling stockholders have authorized anyone to provide you with different information.

The shares will not be offered under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the front cover page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights certain material information contained or incorporated by reference in this prospectus. You should read carefully the entire prospectus and the documents incorporated by reference in this prospectus from our filings with the Securities and Exchange Commission, or SEC. Unless the context otherwise requires, all references to “Phoenix Footwear,” “we,” “us,” and “our” refer to Phoenix Footwear Group, Inc. and its subsidiaries. References to “401(k) plan” refer to our Retirement Savings Partnership Plan. The term “you” refers to a prospective investor.

References to our “fiscal 2003” refer to our fiscal year ended December 27, 2003, references to our “fiscal 2004” refer to our fiscal year ended January 1, 2005, references to our “fiscal 2005” refer to our fiscal year ending December 31, 2005, references to our “fiscal 2006” refer to our fiscal year ending December 30, 2006 and references to our “fiscal 2007” refer to our fiscal year ending December 29, 2007.

Our Company

We design, develop and market a diversified selection of men’s and women’s dress and casual footwear, belts, personal items, outdoor sportswear and travel apparel and design, manufacture and market military specification, or mil-spec, and commercial combat and uniform boots. Our moderate-to-premium priced brands include Royal Robbins® apparel, the Tommy Bahama®, Trotters®, SoftWalk®, H.S. Trask® and Altama® footwear lines, and Chambers Belts®.

Our operations are comprised of four reportable segments: footwear and apparel, premium footwear, military boot business and accessories. We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Segment revenues are generated from the sale of footwear, apparel and accessories through wholesale channels, military channels including the U.S. government, direct to consumer catalogs and website sales.

Through a series of acquisitions, we have built a portfolio of niche brands that we believe exhibit brand growth potential. We intend to continue to build our portfolio of brands through acquisitions of footwear, apparel and related products companies and product lines that complement our existing brands and exhibit these same qualities.

Corporate Information

We incorporated in March 1912 in the Commonwealth of Massachusetts under the name Daniel Green Felt Shoe Company, changed our name to Daniel Green Company in November 1929 and reincorporated in May 2002 in the State of Delaware under the name Phoenix Footwear Group, Inc. Our principal executive offices are located at 5840 El Camino Real, Suite 106, Carlsbad, California 92008, and our telephone number is (760) 602-9688. Our main Internet address is http://www.phoenixfootwear.com. Information contained on our Internet web sites or that is accessible through our web sites should not be considered to be part of this prospectus.

The Offering

This prospectus is part of a registration statement that we are filing with the SEC for the resale of shares of Phoenix Footwear Group, Inc., common stock that we allocated to certain of our employees under our 401(k) plan. The selling stockholders may sell the shares of our common stock being offered under this prospectus from time to time in one or more offerings (subject to the restrictions described in this prospectus).

The section “Plan of Distribution” beginning on page 16 of this prospectus provides a description of the sale of the shares being offered under this prospectus. When these shares are actually sold, to the extent required, the number of shares sold, the purchase price, the public offering price, the names of any agent or dealer and any applicable commission or discount with respect to that particular sale will be set forth in an accompanying prospectus supplement. A prospectus supplement also may update or change information contained in the basic prospectus. We expect that all relevant information about the shares will be contained in this prospectus. In all cases, you should read this prospectus (as it may be supplemented) together with the additional information described in the sections “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should carefully consider the “Risk Factors” beginning on page 3 of this prospectus before making an investment in our common stock.

RISK FACTORS

The following discussion summarizes material risks that you should carefully consider before you decide to buy our common stock. Any of the following risks, if they actually occur, would likely harm our business. The trading price of our common stock could then decline, and you may lose all or part of the money you paid to buy our common stock.

Our acquisitions or acquisition efforts, which are important to our growth, may not be successful, which may limit our growth or adversely affect our results of operations and financial condition

Acquisitions have been an important part of our development to date. We acquired Royal Robbins and H.S. Trask during fiscal 2003, Altama during fiscal 2004 and Chambers Belt and Tommy Bahama Footwear during fiscal 2005. As part of our business strategy, we intend to make additional acquisitions of footwear, apparel and related products companies that we believe could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. If we identify an appropriate acquisition candidate, we may not be able to complete the acquisition timely or at all, or negotiate successfully the terms of or finance the acquisition. Unsuccessful acquisition efforts may result in significant additional expenses that would not otherwise be incurred. In addition, we cannot assure you that we will be able to integrate the operations of our acquisitions without encountering difficulties, including unanticipated costs, possible difficulty in retaining customers and supplier or manufacturing relationships, failure to retain key employees, the diversion of management attention or failure to integrate our information and accounting systems. Following an acquisition, we may not realize the revenues and cost savings that we expect to achieve or that would justify the acquisition investment, and we may incur costs in excess of what we anticipate. These circumstances could adversely affect our results of operations or financial condition.

Our recently completed acquisitions make evaluating our operating results difficult given the significance of these acquisitions to our operations, and our historical results do not give you an accurate indication of how we will perform in the future

Our historical results of operations do not give effect for a full fiscal year to our 2005 acquisitions of Chambers Belt and Tommy Bahama Footwear. Accordingly, our historical financial information does not necessarily reflect what our financial position, operating results and cash flows will be in the future as a result of these acquisitions, or give you an accurate indication of how we will perform in the future.

The financing of any future acquisitions we make may result in dilution to your stock ownership and/or could increase our leverage and our risk of defaulting on our bank debt

Our business strategy is to expand into new markets and enhance our position in existing markets through acquisitions. In order to successfully complete targeted acquisitions, or to fund our other activities, we may issue additional equity securities that could dilute your stock ownership. We may also incur additional debt if we acquire another company, which could significantly increase our leverage and hence our risk of default under our secured credit facility. For example, in financing our recent Chambers Belt acquisition we issued 374,462 shares of our common stock in a private placement to Chambers Belt and incurred approximately $19.5 million of additional debt under our amended credit facility to pay the purchase price and to refinance Chambers Belt’s funded indebtedness. In our recent acquisition of Tommy Bahama Footwear, we increased our credit facility again to, among other things, obtain a $7.0 million bridge loan to pay the cash purchase price.

Defaults under our secured credit arrangement could result in a foreclosure on our assets by our bank

We have a new $62.0 million credit facility with our bank, under which we have $58.6 million outstanding as of November 30, 2006, including a $10.0 million First Lien Term Loan B with interest only payments through its maturity date of February 2008. In the future, we may incur additional indebtedness in connection with other acquisitions or for other purposes. All of our assets are pledged as collateral to secure our bank debt. Our credit facility includes a number of covenants, including financial covenants.

Under the prior credit facility, we were in default of some of our financial covenants as of the end of the first three quarters of fiscal 2006 but obtained waivers from our bank related to these violations. We modified these financial covenants in our current facility. We also obtained successive extensions of a $7.0 million bridge loan under the prior credit facility throughout fiscal 2006, which was originally due December 31, 2005. The failure to meet the maturity date of our new Term Loan B, or the violation of our new financial covenants or other covenants under our new credit facility would place us in default.

There can be no assurance that we will be able to comply with any future loan maturity date or covenants. If we default under our credit arrangement but are unable to cure the default, obtain appropriate waivers or refinance the defaulted debt, our bank could declare our debt to be immediately due and payable and foreclose on our assets, which may result in a complete loss of your investment.

If we are unable to obtain awards of future DoD boot solicitations, our net sales and consolidated operating results would be adversely affected

Our final option year in our contract with the U.S. Department of Defense, or DoD, to manufacture mil-spec boots expired in September 2006. In August 2006 we submitted a bid for a new five-year solicitation for hot weather combat boots and corresponding awards to be made no later than the first quarter of fiscal 2007. There is no certainty that we will be notified of an award by that time or whether we will be awarded future DoD boot solicitations. Most boot contracts are for multi-year periods. Our sales to the DoD comprise a significant part of total net sales for our military boot business. These sales were 65% and 61% of our total net sales for the segment in the first nine months of fiscal 2005 and fiscal 2006, respectively. Therefore, if we do not receive an award from this upcoming solicitation, or future awards, we could be adversely affected for several years.

A large portion of our sales are to a relatively small group of customers with whom we do not have long-term purchase orders, therefore the loss of any one or more of these customers could adversely affect our business

Ten major customers represented approximately 44.1% of net sales in fiscal 2005, including the DoD, Wal-Mart and Nordstrom, which comprised 14.4%, 9.2% and 4.9% of net sales for the period. Except for Wal-Mart, which was added during fiscal 2005 through the acquisition of Chambers Belt, most of these same customers represented a significant portion of net sales in fiscal 2004. Though the DoD continued to be the largest customer for both our military boot segment and our company, we expect Wal-Mart to be our largest customer for both our accessories segment and for our company in fiscal 2006. Although we have long-term relationships with many of our customers, our customers do not have a contractual obligation to purchase our products, and we cannot be certain that we will be able to retain our existing major customers. The retail industry can be uncertain due to changing customer buying patterns and consumer preferences, and customer financial instability. For instance we have experienced a sharp decline in our sales to Dillard’s over the past three years due to its consolidation of its footwear vendor base.

These factors could cause us to lose one or more of these customers, which could adversely affect our business. Material reductions in the level of orders from the DoD have harmed our operating results and this trend could continue.

Doing business with the U.S. government entails many risks that could adversely affect us through the early termination of our contracts or by interfering with Altama’s ability to obtain future government contracts

Our contracts with the DoD under the Altama brand are subject to partial or complete termination under specified circumstances including, but not limited to, the following circumstances:

•	the convenience of the government;

•	the lack of funding; or

•	our actual or anticipated failure to perform our contractual obligations.

Additionally, there could be changes in government policies or spending priorities as a result of election results, changes in political conditions or other factors that could significantly affect the level of troop deployment. Any of these occurrences could adversely affect the level of business we do with the DoD and, consequently, our operating results. For example, the DoD did not order in excess of the maximum volume under the first year option of the DoD contract and, therefore we did not operate at surge rates, as was the case during the first year of the DoD contract which ended September 30, 2004.

The DoD and other federal agencies with which Altama may do business are also subject to unique political and budgetary constraints and have special contracting requirements and complex procurement laws that may affect the contract or Altama’s ability to obtain new government customers. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. Due to political and budgetary processes and other scheduling delays that frequently occur in the contract or bidding process, some government agency orders may be canceled or substantially delayed, and the receipt of revenues or payments may be substantially delayed. For example, the DoD delayed acceptance of products ordered which caused our results to be lower in the second quarter of fiscal 2005 than we anticipated.

Government agencies have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we engage in the governmental contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any of these government contracts could result in substantial civil and criminal fines and penalties, as well as our suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

Furthermore, our failure to qualify as a small business under federal regulations following the acquisition could reduce the likelihood of our ability to receive awards of future DoD contracts, including our pending bid for a new five-year solicitation for hot weather combat boots. Altama qualified as a small business at the time of its bid for the current DoD contract. Small business status, having less than 500 employees, is a factor that the DoD considers in awarding its military boot contracts. Our combined employment is now in excess of 500 employees, which could adversely affect our ability to obtain future contract awards.

Our future success depends on our ability to respond to changing consumer preferences and fashion trends and to develop and commercialize new products successfully

A significant portion of our principal business is the design, development and marketing of dress and casual footwear, apparel and accessories. Although our focus in these segments of our business is on traditional and sustainable niche brands, our consumer brands may still be subject to rapidly changing consumer preferences and fashion trends. For example, our Trotters and Softwalk brands have experienced decreased retail acceptance of various styles, which adversely affected our net sales. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. Demand for and market acceptance of new products, such as our new Altama public safety footwear line, are uncertain, and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures. Any failure on our part to regularly develop innovative products and update core products could limit our ability to differentiate and appropriately price our products, adversely affect retail and consumer acceptance of our products, and limit sales growth. Each of these risks could adversely affect our results of operations or financial condition.

We face intense competition, including competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business and stock price could be harmed

We face intense competition from other companies in each of our business segments. Many of our competitors have greater financial, distribution or marketing resources, as well as greater brand awareness. In addition, the overall availability of overseas manufacturing opportunities and capacity allow for the introduction of competitors with new products. Moreover, new companies may enter the markets in which we compete, further increasing competition in the footwear and apparel industry.

We believe that our ability to compete successfully depends on a number of factors, including anticipating and responding to changing consumer demands in a timely manner, maintaining brand reputation and authenticity, developing high quality products that appeal to consumers, appropriately pricing our products, providing strong and effective marketing support, ensuring product availability and maintaining and effectively assessing our distribution channels, as well as many other factors beyond our control. Due to these factors within and beyond our control, we may not be able to compete successfully in the future. Increased competition may result in price reductions, reduced profit margins, loss of market share, and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, each of which would adversely affect the trading price of our common stock.

The financial instability of our customers could adversely affect our business and result in reduced sales, profits and cash flows

We sell much of our merchandise in our footwear and apparel, premium brands and accessories segments to department stores and specialty retailers across the U.S. and extend credit based on an evaluation of each customer’s financial condition, usually without requiring collateral. However, the financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables due us. Two of our customers constituted 28.4% of trade accounts receivable outstanding at September 30, 2006. Our inability to collect on our trade accounts receivable from any of our major customers could adversely affect our business or financial condition.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement

We believe that we derive a competitive advantage from our ownership of the Trotters, SoftWalk, H.S. Trask, Royal Robbins and Altama trademarks, and our patented footbed technology and our license of the Wrangler and Tommy Bahama Footwear marks. We vigorously protect our trademarks against infringement. We believe that our trademarks are generally sufficient to permit us to carry on our business as presently conducted. We cannot, however, know whether we will be able to secure trademark protection for our intellectual property in the future or that protection will be adequate for future products. Further, we face the risk of ineffective protection of intellectual property rights in the countries where we source our products. We cannot be sure that our activities do not and will not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property, or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability that could divert our management’s attention and resources and otherwise adversely affect our business or financial condition.

We depend on third-party trademarks to market some of our products and services and the loss of the right to use these trademarks or the diminished marketing appeal of these trademarks could adversely affect our business

We hold licenses to design and distribute products bearing trademarks owned by other entities. We have an exclusive license from Tommy Bahama Group, Inc. to design and distribute men’s and women’s footwear, hosiery, belts and men’s small leather goods and accessories bearing the “Tommy Bahama®” mark and related marks and exclusive licenses from Wrangler Apparel Corp. to distribute leather belts, accessories, and suspenders bearing the “Wrangler®” mark and related marks. Each license agreement may be terminated by the respective licensors prior to the end of the applicable term for several reasons, including a material default by us under the applicable agreement, or if we do not meet certain sales requirements. Although we recently obtained these licenses in connection with our fiscal 2005 acquisitions, we expect that the revenue generated from sales of products under these licenses will be a significant part of our overall revenue. If an owner of a trademark that we license terminates our license agreements because we have materially defaulted under the applicable agreement, have not met required sales requirements, or for any other reason permitted under such agreements, or if the name “Tommy Bahama®” (or related marks) or “Wrangler®” (or related marks) were to suffer diminished marketing appeal, or if we are unable to renew these agreements, our revenues and operations could be materially adversely affected.

Our inventory levels may exceed our actual needs, which could adversely affect our operating results by requiring us to make inventory write-downs

If we order more product than we are able to sell, we could be required to write-down this inventory, adversely affecting our margins and in turn, our operating results. Additionally, excess inventory adversely affects our liquidity. Excess inventory could occur as the result of change in customer order patterns, general sales activity, orders subject to cancellation by customers, misforecasting and consumer demand. Write-downs of inventory could adversely affect our gross profit and operating results.

Our financial results may fluctuate from quarter to quarter as a result of seasonality in our business, and if we fail to meet expectations, the price of our common stock may fluctuate

The footwear and apparel, and accessories industries generally, and our business specifically, are characterized by seasonality in net sales and results of operations. Our business is seasonal, with the first and third quarters generally having stronger sales and operating results than the other two quarters. These events could cause the price of our common stock to fluctuate.

Our international manufacturing operations are subject to the risks of doing business abroad, which could affect our ability to manufacture our products in international markets, obtain products from foreign suppliers or control the costs of our products

We currently rely on foreign sourcing of our products, other than most of our military footwear and some belts manufactured at our California facility. We believe that one of the key factors in our growth has been our strong relationships with manufacturers capable of meeting our requirements for quality and price in a timely fashion. We obtain our foreign-sourced products primarily from independent third-party manufacturing facilities located in Brazil and Asia. As a result, we are subject to the general risks of doing business outside the U.S., including, without limitation, work stoppages, transportation delays and interruptions, political instability, expropriation, nationalization, foreign currency fluctuation, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers, and changes in local government administration and governmental policies, and to factors such as the short-term and long-term effects of severe acute respiratory syndrome, or SARS, and the outbreak of avian influenza in China. Although a diverse domestic and international industry exists for the kinds of merchandise sourced by us, there can be no assurance that these factors will not adversely affect our business, financial condition or results of operations.

Our reliance on independent manufacturers for almost all of our non mil-spec non-accessory products, with whom we do not have long-term written agreements, could cause delay and damage customer relationships

In fiscal 2005, we utilized 21 third-party manufacturers to produce our dress and casual footwear products, 7 third-party manufacturers to produce our apparel products, 3 third-party manufacturers to produce our non mil-spec boot volume, and 13 third-party manufacturers to produce our accessories products. We do not have long-term written agreements with any of our third-party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time. Establishing relationships with new manufacturers would require a significant amount of time and would cause us to incur delays and additional expenses, which would also adversely affect our business and results of operations.

In addition, in the past, a manufacturer’s failure to ship products to us in a timely manner or to meet the required quality standards has caused us to miss the delivery date requirements of our customers for those items. This, in turn, has caused, and may in the future cause, customers to cancel orders, refuse to accept deliveries or demand reduced prices. This could adversely affect our business and results of operation.

Our results could be adversely affected by disruptions in our manufacturing systems

We expect that our manufacturing operations at our Altama and Chambers Belts brands could produce approximately 43% of the products sold in fiscal 2006 . We expect that these products could represent over 20% of our combined net sales in fiscal 2006, reflecting the inclusion of the recently acquired Chambers Belt in our results for a full fiscal year. Any significant disruption in those operations, or in our Chambers Belt California manufacturing operations for any reason, such as power interruptions, fires, hurricanes, war or other force majeure, could adversely affect our sales and customer relationships and therefore adversely affect our business. For instance, in September 2004 we encountered production delays at our Puerto Rico manufacturing plant following a closure for several days due to severe weather.

Fluctuations in the price, availability and quality of raw materials could adversely affect our gross profit

Fluctuations in the price, availability and quality of raw materials, such as leather and bison hides, used to manufacture our products, could adversely affect our cost of goods or our ability to meet our customers’ demands. Although we do not expect our foreign manufacturing partners, or ourselves in manufacturing our Altama brand and Chambers brand, to have any difficulty in obtaining the raw materials required for footwear and accessories production, certain sources may experience some difficulty in obtaining raw materials. We generally do not enter into long-term purchase commitments. In the event of price increases in these raw materials in the future, we may not be able to pass all or a portion of these higher raw materials prices on to our customers, which would adversely affect our gross profit.

A decline in general economic conditions could lead to reduced consumer demand for our products and could lead to a reduction in our net sales, and thus in our ability to obtain credit

In addition to consumer fashion preferences, consumer-spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. Slowdowns would likely cause us to delay or slow our expansion plans and result in lower net sales than expected on a quarterly or annual basis, which could lead to a reduction in our stockholders’ equity and thus our ability to obtain credit as and when needed.

We may be required to recognize impairment charges that could adversely affect our reported earnings in future periods

Our business acquisitions typically result in goodwill and intangible assets. As of September 30, 2006, we had $66.6 million of goodwill, unamortizable intangibles and intangible assets, net. We expect this figure to continue to increase with additional acquisitions. Pursuant to generally accepted accounting principles in the United States, we are required to perform impairment tests on our goodwill annually or at any time when events occur that could impact the value of our business. Our determination of whether impairment has occurred is based on a comparison of each of our reporting units’ fair market value with its carrying value. Significant and unanticipated changes could require a provision for impairment in a future period that could adversely affect our reported earnings in a period of such change.

The exercise of outstanding stock options and warrants, and the allocation of unallocated shares held by our 401(k) plan, would cause dilution to our stockholders’ ownership percentage and/or a reduction in earnings per diluted share

As of September 30, 2006, we had 8,382,762 shares of common stock outstanding, net of treasury stock. This includes 196,967 shares issued to the seller in connection with our Altama acquisition and was subsequently returned to the Company and is held by the escrow agent pursuant to the terms of our settlement with him and 242,640 unallocated shares held by our 401(k) plan, which despite the fact they are outstanding for voting and other legal purposes, are classified as treasury shares for financial statement reporting purposes and are not taken into account in determining our earnings per share or earnings per diluted share. The 242,640 unallocated shares will be allocated at the rate of approximately 121,000 shares annually until they are fully allocated to the accounts of plan participants. After each allocation these additional shares will be included in the weighted average shares outstanding for purposes of determining our earnings per share and earnings per diluted share. As of September 30, 2006, we had outstanding options and warrants to purchase 1,115,102 shares at exercise prices ranging from $1.73 to $15.00 per share, and 343,500 shares reserved for issuance under performance deferred stock awards. The exercise of all or part of these options or warrants, and issuance of shares under the deferred stock awards, would cause our stockholders to experience a dilution in their percentage ownership.

The charge to earnings from the compensation to employees under our employee retirement plan could adversely affect the value of your investment in our common stock

As of November 30, 2006, our 401(k) plan held 242,640 unallocated shares of our common stock, which constituted approximately 2.9% of our outstanding shares as of that date. Under the terms of the plan, approximately 121,000 of these shares will be allocated to plan participants in February of each year until fully allocated. We are required to record an expense for compensation based on the market value of the amount allocated to employees each year. For fiscal 2004 and 2005, we recorded non-cash expenses for this allocation of $854,000 and $935,000, respectively. To the extent our stock price increases, we would be required to take a higher charge for this allocation and thereby decrease our reported earnings. This could adversely affect the value of your investment in our common stock.

We are controlled by a principal stockholder who may exert significant control over us and our significant corporate decisions in a manner adverse to your personal investment objectives, which could depress the market value of our stock

James R. Riedman, our Chairman of the Board, President and Chief Executive Officer, is the largest beneficial owner of our stock. Through his personal holdings and shares over which he is deemed to have beneficial ownership held by Riedman Corporation (of which he is a shareholder, President and a director), our employee retirement plan, his children, and an affiliated entity, he beneficially owned approximately 28.9% of our outstanding shares as of November 30, 2006. Mr. Riedman also has beneficial ownership of shares underlying options which, if exercised, would increase his percentage beneficial ownership to approximately 35.6% as of November 30, 2006, through this beneficial ownership, Mr. Riedman can direct our affairs and significantly influence the election or removal of our directors and the outcome of all matters submitted to a vote of our stockholders, including amendments to our certificate of incorporation and bylaws and approval of mergers or sales of substantially all of our assets. The interest of our principal stockholder may conflict with interests of other stockholders. This concentration of ownership may also harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Delaware law, our charter documents and agreements with our executives may impede or discourage a takeover, even if a takeover would be in the interest of our stockholders

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors has the power, without stockholders’ approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. All options issued under our stock option plans automatically vest upon a change in control unless otherwise determined by the compensation committee. In addition, several of our executive officers have employment agreements that provide for significant payments on a change in control. These factors and provisions in our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock or reduce our ability to achieve a premium in such sale, which could limit the market value of our common stock and prevent you from maximizing the return on your investment.

Shares of our common stock eligible for public sale could cause the market price of our stock to drop, even if our business is doing well

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price for our common stock. As of November 30, 2006, there were 8,382,762 shares of our common stock outstanding. Of our currently outstanding shares of common stock, 5,491,309 shares are freely tradable without restriction or further registration under federal securities laws, including 27,158 shares held by our affiliates which are registered for resale on a Form S-8. In the future we plan to register an additional 242,600 shares for resale on a Form S-8, which will include approximately 19,512 shares held by our affiliates. The remaining 2,881,849 shares are held by our affiliates or were issued in a private placement and are considered restricted or control securities and are subject to the trading restrictions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. These securities cannot be sold unless they are registered under the Securities Act or unless an exemption from registration is otherwise available. We also have in effect registration statements on Form S-8 covering 1,500,000 shares of common stock, under our 2001 Long-Term Incentive Plan, 1,016,102 shares of which are subject to previously granted options and deferred stock awards and the remainder of which are available for future awards under that plan.

Our principal stockholders, James Riedman and Riedman Corporation, who beneficially own in the aggregate 2,236,543 shares of our common stock and vested options to acquire an additional 582,306 shares, have demand registration rights covering 1,152,710 of the shares they beneficially own. In connection with our recent Chambers Belt acquisition we granted it registration rights covering the 374,462 shares and any additional shares issued to Chambers Belt as part of the earn-out consideration under the terms of the acquisition. The agreement provides one demand registration right per year for three years and unlimited piggyback registration rights for three years, subject to certain exceptions.

Significant resale of these shares could cause the market price of our common stock to decline regardless of the performance of our business. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our stock price has fluctuated significantly during the past 12 months and may continue to do so in the future, which could result in litigation against us and significant losses for investors

Our stock price has fluctuated significantly during the past 12 months and in the future may continue to do so. A number of factors could cause our stock price to continue to fluctuate, including the following:

•	the failure of our quarterly operating results or those of similarly situated companies to meet expectations;

•	adverse developments in the footwear, apparel or accessories markets and the worldwide economy;

•	changes in interest rates;

•	our failure to meet investors’ expectations;

•	changes in accounting principles;

•	sales of common stock by existing stockholders or holders of options;

•	announcements of key developments by our competitors;

•	the reaction of markets to announcements and developments involving our company, including future acquisitions and related financing activities; and

•	natural disasters, acts of terrorism, riots, wars, geopolitical events or other developments affecting our competitors or us.

In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

These broad market fluctuations may adversely affect our stock price, regardless of our operating results. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We operate in a very competitive and rapidly changing environment. New risk factors can arise and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report.

Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the SEC filings that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend that these forward-looking statements be subject to the safe harbors created by those sections.

These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described under the heading “Risk Factors,” that may affect the operations, performance, development and results of our business. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason, except as we may be required to do under applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

SELLING STOCKHOLDERS

The securities to which this prospectus relates are being registered for reoffers and resales by the selling stockholders who have been allocated such securities under our 401(k) plan. The selling stockholders may resell all, a portion or none of their securities from time to time. Based upon the information available to us as of December 26, 2006, the table below sets forth each selling stockholder (whether or not an “affiliate” of Phoenix Footwear Group, Inc.) who holds at least 1,000 shares of our common stock.

For each selling stockholder who meets this criteria, the table identifies (i) the nature of any position, office or other material relationship he has had with us within the past three years, (ii) the number of shares of our common stock held by the selling stockholder, (iii) the number of shares of our common stock to be offered for the selling stockholder’s account pursuant to this prospectus, and (iv) the number of shares and percent of our outstanding common stock to be owned by the selling stockholder after the sale of the securities offered pursuant to this prospectus, assuming that other shares held by such parties are not sold. The Securities and Exchange Commission’s rules require that we assume that the selling stockholders sell all of their common stock offered pursuant to this prospectus for the purpose of the table set forth below. The shares offered by the individual selling stockholders under this prospectus are owned indirectly through our 401(k) plan. These individual selling stockholders possess dispositive power over the shares under the terms of the 401(k) plan.

Name and Relationship	Shares Owned before Offering		Shares Offered	Shares Owned after Offering
				Amount		Percentage(1)
James R. Riedman, Chairman, President and Chief Executive Officer(2)	2,241,756	(3)	8,749	1,998,161	(4)	23.8
Retirement Committee of the Retirement Plan of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan.	601,601	(5)	20,052	358,006		4.3
Kenneth E. Wolf, Chief Financial Officer(2)	37,778		7,694	30,084		*
Wilhelm Pfander, Director and Former Employee(2)	29,720		3,852	25,868		*
Russell Hall, Employee	17,937		6,624	11,313		*
Michael E. Weinstein, Employee	11,166		3,135	8,031		*
Jerry Hemphill, Former Employee	9,684		5,617	4,067		*
Sheldon Cote, Former Employee	8,321		1,567	6,754		*
Karyn E. Wands, Employee	7,492		1,918	5,574		*
Donald E. Rife, Employee	5,141		3,110	2,031		*
Loren R. White, Employee	4,866		4,866	0		0
Christopher T. Mc Koy, Employee	4,800		3,745	1,055		*
Rose M. Cote, Employee	4,701		945	3,756		*
Greg A. Tunney, Former Officer and Director	4,461		4,461	0		0
Thomas F. Peters, Employee	4,428		4,428	0		0
William B. Eddy, Employee	4,373		4,373	0		0
Richard White, Former Officer and Director	4,288		4,288	0		0
Stanley Ray, Employee	4,252		4,252	0		0
Scott W. Dionne, Employee	4,231		969	3,262		*
Robert A. Libby, Employee	4,123		878	3,245		*
Diane B. Gallagher, Employee	4,006		4,006	0		0

Ritchie A. Thibodeau, Employee	3,858	905	2,953	*
Glen Becker, Employee	3,757	3,757	0	0
John J. Taylor, Employee	3,585	3,585	0	0
Robin L. Cyr, Employee	3,530	884	2,646	*
Francisco Morales, Former Employee	3,482	3,482	0	0
Tracy Sheffer, Employee	3,442	3,442	0	0
Ronald Jones, Employee	3,371	3,371	0	0
Jose Sanchez, Employee	3,287	3,287	0	0
Elisabet Whalen, Employee	3,287	3,287	0	0
William Bryant, Employee	3,237	3,237	0	0
Thomas Konecki, Former Employee	3,121	3,121	0	0
Janet Gomm, Employee	3,021	821	2,200	*
Roxane Duplisea, Former Employee	2,981	631	2,350	*
Anita Stephens, Employee	2,957	842	2,115	*
Maryane Gilbert, Employee	2,954	864	2,090	*
Brandon, L. Finch, Former Employee	2,892	2,892	0	0
Carlos Merriman, Employee	2,837	2,837	0	0
James Tilley, Employee	2,819	1,032	1,787	*
Steven P. McInerney, Former Employee	2,655	2,655	0	0
Roland Salas, Former Employee	2,669	2,669	0	0
Jane Q. Gonzales, Employee	2,635	2,635	0	0
Douglas J. Langston, Former Employee	2,524	2,524	0	0
Jennifer L. Kinne, Employee	2,478	1,744	734	*
Linda Baker, Employee	2,467	2,467	0	0
Gregg Jackson, Former Employee	2,459	2,459	0	0
David Nacke, Former Employee	2,450	2,450	0	0
Tiffany G. Yerby, Former Employee	2,448	2,448	0	0
Teresa Marciano, Employee	2,444	1,371	1,073	*
Susan Amkraut, Employee	4,446	4,446	0	0
Susan E. Young-Grabia, Employee	2,150	2,150	0	0
Thomas J. Reinsch, Former Employee	1,968	1,968	0	0
Christine Roby, Employee	1,776	1,776	0	0
John Scalo, Employee	1,769	1,769	0	0
John H. Paris, Former Employee	1,756	1,756	0	0
Charles Saindon, Former Employee	1,654	1,654	0	0
Michael Stewart, Employee	1,598	821	777	*
Stephen Harris, Former Employee	1,572	1,572	0	0
Raymond Gombes, Former Employee	1,567	1,567	0	0
Patricia A. Flores, Employee	1,533	1,533	0	0
Maria V. Labayen, Former Employee	1,453	1,453	0	0
Margaret, A. Hannon, Employee	1,453	1,453	0	0
Dayna Michelle Panales, Employee	1,423	740	683	*
Traci Thomas, Former Employee	1,433	1,433	0	0
Lorna Sevigny, Former Employee	1,416	1,416	0	0
Daya Panales, Employee	1,409	1,409	0	0
Saborn Va, Employee	1,384	1,384	0	0
Thiphavanh T. Jayan, Employee	1,370	1,370	0	0
Jennifer Gowda, Employee	1,368	1,368	0	0
Jack Schneider, Employee	1,348	1,348	0	0
Gina L. Wylie, Former Employee	1,328	1,328	0	0
Delia Padilla, Former Employee	1,306	1,306	0	0

Sabrina R. Maher, Employee	1,284	1,284	0	0
Deborah A. Osborne, Employee	1,266	1,266	0	0
Stephanie Bullock, Employee	1,203	1,203	0	0
Rob Waugh, Former Employee	1,143	1,143	0	0
Dennis Dysart, Employee	1,123	1,123	0	0
Jennifer E. Pimlott, Employee	1,114	1,114	0	0
Linda A. Alcazar, Employee	1,093	1,093	0	0
Nancy G. Sena, Employee	1,073	1,073	0	0
Sabrina M. Galyen, Former Employee	1,071	1,071	0	0
Laura O’Connor/Novak, Employee	1,066	1,066	0	0
Harmon Reynolds, Former Employee	1,041	1,041	0	0
Kasey Wanford, Former Employee	1,066	1,066	0	0
Elizabeth Shiffer, Employee	1,029	1,029	0	0
Tracy Hayford, Employee	1,000	1,000	0	0

*	Less than 1%.

(1)	Percentage based on the 8,382,762 shares of common stock outstanding as of November 30, 2006, without regard to beneficial ownership as may be calculated under Rule 13d-3 of the Securities Exchange Act of 1934.
(2)	Denotes that the selling stockholder is an affiliate.
(3)	Includes 14,802 shares allocated to Mr. Riedman’s account in our 401(k) plan, and the following shares of which Mr. Riedman disclaims beneficial ownership: 382,710 shares held by Riedman Corporation, of which Mr. Riedman is a shareholder, director and President; 87,337 shares owned by his children; 443,808 shares held by an affiliated entity; and 601,601 shares held by our 401(k) plan. Mr. Riedman is a member of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, and through that committee he shares voting control over such shares, and shares investment control over 242,640 shares not yet allocated to plan participants.
(4)	Assumes the sale of all shares held by our 401(k) plan and offered under this prospectus, over which Mr. Riedman is deemed to have beneficial ownership through his service on our retirement plan committee.
(5)	Includes 360,790 shares which have been allocated to participants under our 401(k) plan and over which the plan has voting control.

Certain unnamed non-affiliates who hold less than the lesser of 1,000 or one percent of the securities issuable under the 401(k) plan, may also use this prospectus for reoffers and resales up to that amount. A total of 25,774 shares of common stock remain available for allocation to participants under the 401(k) plan.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the securities offered hereby.

DILUTION

Because our selling stockholders will offer and sell the securities covered by this prospectus at various times at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions, we have not included in this prospectus information about dilution (if any) to the public arising from these sales.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus on behalf of the selling stockholders. The “selling stockholders” as used in this section of the prospectus shall refer to the selling stockholders, or their permitted pledgees, donees, transferees, or any of their successors in interest.

While this registration statement is effective, the selling stockholders may, in their discretion, offer and sell shares from time to time on the American Stock Exchange or otherwise at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The distribution of the shares may be effected from time to time in one or more transactions including, without limitation:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	transactions involving block trades;

•	purchases by a broker-dealer or other person as principal and resale by that person for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	put or call option transactions;

•	privately negotiated transactions; or

•	by any other legally available means.

Such transactions may or may not involve brokers or dealers.

The selling stockholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. However, the selling stockholders and any broker-dealers or such other persons involved in the sale or resale of our shares of common stock offered under this prospectus may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933. In addition, the broker-dealers’ or their affiliates’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

In addition to selling their shares of our common stock under this prospectus, a selling stockholder may:

•	agree to indemnify any broker-dealer or agent against certain liabilities relating to the selling of their shares, including liabilities arising under the Securities Act,

•	transfer their shares in other ways not involving market makers established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144, including that of an adequate holding period.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of our common stock offered under this prospectus, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, including upon foreclosure in the event of default, be deemed to be selling stockholders under this prospectus. From time to time each of the selling stockholders may transfer, pledge, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The number of shares beneficially owned by those selling stockholders who transfer, pledge, donate or assign shares will decrease as and when they take such actions. The plan of distribution for the shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

In addition, the selling stockholders may from time to time sell short their shares of our common stock offered under this prospectus or engage in other hedging transactions and, in such instances, this prospectus may be delivered in connection with such sale or transaction and the shares offered hereby may be used to cover such short sale. Without limiting the foregoing, in connection with distributions of the shares, a selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of their shares of our common stock offered under this prospectus to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also lend or pledge shares of our common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares so borrowed or, upon default, may sell or otherwise transfer the pledged shares.

Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Selling stockholders may have other business relationships with us or our affiliates in the ordinary course of business.

The selling stockholders are bearing all costs, fees and expenses relating to the registration of the shares offered hereby (other than fees and expenses, if any, of counsel or other professionals, experts or advisors retained by the selling stockholders). Any commissions, discounts or other selling fees or expenses incident to the sale of these shares will also be borne by the selling stockholders selling such shares.

Additional information related to the selling stockholders and the plan of distribution may be provided in one or more supplemental prospectuses.

EXPERTS

The consolidated financial statements of Phoenix Footwear Group, Inc. and subsidiaries incorporated by reference in this prospectus from our Annual Report included on Form 10-K for the year ended December 31, 2005 were audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving such report.

The accompanying consolidated balance sheet of Phoenix Footwear Group, Inc. and subsidiaries as of January 1, 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended January 1, 2005, incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement described in Note 16 included in such Form 10-K), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Chambers Belt Company as of and for the years ended December 31, 2004 and 2003 incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Phoenix Footwear filed with the SEC on September 14, 2005 have been so incorporated in reliance on the report of Clifton Gunderson LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-8 with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits some information and exhibits included in the registration statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the SEC in Washington, D.C.

We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of filings can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a website that contains reports, proxy and informational statements and other information filed electronically with the Commission at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed by us with the SEC are incorporated in this registration statement by reference:

(a) Annual Report on Form 10-K for the year ended December 31, 2005, (SEC File No. 001-31309).

(b) Quarterly Report on Form 10-Q for the quarter ended April 1, 2006,

(c) Definitive Proxy Statement filed on April 28, 2006 (SEC File No. 001-31309).

(d) Quarterly Report on Form 10-Q for the quarter ended July 1, 2006, (SEC File No. 001-31309)

(e) Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (SEC File No. 001-31309)

(f) Current Reports on Form 8-K and amendments thereto filed on November 16, 2006, November 15, 2006, October 18, 2006, October 4, 2006, September 20, 2006, August 14, 2006, July 27, 2006, July 27, 2006, May 15, 2006 and May 2, 2006, March 23, 2006, January 12, 2006, January 5, 2006, September 14, 2005, and July 5, 2005 (SEC File No. 001-31309) (excluding any information deemed furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

(g) Registration Statement on Form 8-A filed on April 30, 2002, as amended by Forms 8-A/A filed on May 3, 2002, and September 24, 2003 (including any amendment or report filed with the SEC for the purpose of updating such description). (SEC File No. 001-31309).

All reports and other documents that we file pursuant to Sections 13(a) and 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such reports and documents.

Copies of these filings, excluding all exhibits unless an exhibit has been specifically incorporated by reference in this document, are available from us, at no cost, by writing or telephoning us at:

Phoenix Footwear Group, Inc.

5840 El Camino Real, Suite 106

Carlsbad, California, 92008

Attention: Kenneth E. Wolf, Chief Financial Officer and Treasurer

Tel: (760) 602-9688

243,595 Shares

PHOENIX FOOTWEAR GROUP, INC.

Common Stock

PROSPECTUS

January 3, 2007

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents have been filed by Phoenix Footwear Group, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are hereby incorporated by reference in this Registration Statement:

(a) Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 001-31309).

(b) Quarterly Report on Form 10-Q for the quarter ended April 1, 2006

(c) Definitive Proxy Statement filed on April 28, 2006 (SEC File No. 001-31309).

(d) Quarterly Report on Form 10-Q for the quarter ended July 1, 2006, (SEC File No. 001-31309)

(e) Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (SEC File No. 001-31309)

(f) Current Reports on Form 8-K and amendments thereto filed on November 16, 2006, November 15, 2006, October 18, 2006, October 4, 2006, September 20, 2006, August 14, 2006, July 27, 2006, July 27, 2006, May 15, 2006 and May 2, 2006, March 23, 2006, January 12, 2006, January 5, 2006, September 14, 2005, and July 5, 2005 (SEC File No. 001-31309) (excluding any information deemed furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

(g) Registration Statement on Form 8-A filed on April 30, 2002, as amended by Forms 8-A/A filed on May 3, 2002, and September 24, 2003 (including any amendment or report filed with the SEC for the purpose of updating such description). (SEC File No. 001-31309).

(h) All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

(i) Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement except as so modified or superseded.

Item 4. Description of Securities.

The description of the Registrant’s common stock to be reoffered and resold pursuant to this Registration Statement has been incorporated by reference into this Registration Statement as described in the Registration Statement on Form 8-A filed on April 30, 2002, as amended by Forms 8-A/A filed on May 3, 2002, and September 24, 2003.

Item 5. Interest of Named Experts and Counsel.

The consolidated financial statements of Phoenix Footwear Group, Inc. and subsidiaries incorporated by reference in this prospectus from the Registrant’s Annual Report included on Form 10-K for the year ended December 31, 2005, were audited by Grant Thornton LLP an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving such reports.

The accompanying consolidated balance sheet of Phoenix Footwear Group, Inc. and subsidiaries as of January 1, 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended January 1, 2005, incorporated by reference in this prospectus from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement described in Note 16 included in such Form 10-K), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Chambers Belt Company as of and for the years ended December 31, 2004 and 2003 incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Phoenix Footwear filed with the SEC on September 14, 2005, have been so incorporated in reliance on the report of Clifton Gunderson LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Item 6. Indemnification of Directors and Officers.

The Registrant is governed by Section 145 of the Delaware General Corporation Law. This section provides for indemnification of directors, officers and other employees in certain circumstances. Additionally, Section 102(b)(7) of the Delaware General Corporation Law provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances.

Article Sixth of the Certificate of Incorporation of the Registrant eliminates the personal liability for monetary damages of directors under certain circumstances. Article Sixth of the By-Laws provides indemnification to directors and officers of the Registrant for liability for certain losses in that capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of the Registrant to procure a judgment in its favor, however, (1) such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. These provisions also provide for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

The By-Laws authorize the Registrant to purchase and maintain insurance on behalf of any director or officer of the Registrant against any liability asserted against such person and incurred by such person or arising out of such person’s status as such, whether or not the Registrant would have the power to indemnify such person. The directors and officers of the Registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they may not be indemnified by the Registrant.

In addition the Registrant has entered into indemnification agreements with its executive officers and directors that are consistent with the foregoing provisions. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors and officers or controlling persons under these provisions, we have been informed by the SEC that in its opinion such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

Item 7. Exemption from Registration Claimed.

The securities to be sold by the selling stockholders were originally issued to the Registrant’s Retirement Savings Partnership Plan. Subsequently, the securities were allocated to the selling stockholders under the terms of the plan. The original issuance was made in reliance on the exemption from the registration requirements of the Securities Act contained in Section 4(2) thereof, covering transactions not involving any public offering. The subsequent transfer of the securities to plan participants was made in reliance on the exemption from registration for transfers not involving any “offer” or “sale.”

Item 8. Exhibits.

Exhibit Number	Description
4.1	Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan, Amended and Restated effective January 1, 2001.

4.2	First Amendment to the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan, effective September 1, 2002.

4.3	Second Amendment to the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan, effective July 1, 2003.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Grant Thornton, LLP.

23.3	Consent of Clifton Gunderson LLP.

24	Powers of Attorney.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided however, that paragraphs (a)(i) and (a)(ii) above do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California on this 3rd day of January 2007.

PHOENIX FOOTWEAR GROUP, INC.

By:	/s/ James R. Riedman
Name:	James R. Riedman
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ James R. Riedman James R. Riedman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 3, 2007

/s/ Kenneth E. Wolf* Kenneth E. Wolf	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	January 3, 2007

/s/ Steven M. DePerrior* Steven M. DePerrior	Director	January 3, 2007

/s/Robert A. Gunst /s/Robert A. Gunst	Director	January 3, 2007

/s/ Gregory M. Harden* Gregory M. Harden	Director	January 3, 2007

/s/ John C. Kratzer* John C. Kratzer	Director	January 3, 2007

/s/ Wilhelm Pfander* Wilhelm Pfander	Director	January 3, 2007

/s/ Frederick R. Port* Frederick R. Port	Director	January 3, 2007

/s/ John M. Robbins* John M. Robbins	Director	January 3, 2007

/s/ James R. Riedman * By James R. Riedman Power of Attorney January 3, 2007

EXHIBIT INDEX

Exhibit Number	Description
4.1	Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan, Amended and Restated effective January 1, 2001.

4.2	First Amendment to the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan, effective September 1, 2002.

4.3	Second Amendment to the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan, effective July 1, 2003.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Grant Thornton LLP.

23.3	Consent of Clifton Gunderson LLP.

24	Powers of Attorney